Exhibit 99.1

Agria's New Zealand Listed Subsidiary, PGG Wrightson Announces Dividend Policy

Dec 17, 2012 (Marketwire via COMTEX) --Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a China-based agricultural company with operations in seeds in China and internationally and in agri-services, today announced that its New Zealand listed subsidiary, PGG Wrightson (NZSE: PGW) ("PGW") has announced its dividend policy. A copy of PGW's dividend policy can be downloaded from the website: www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements.  The Chairman of PGW said that PGW’s board of directors intend to recommence dividend distribution and have resolved to adopt a dividend policy geared towards providing a consistent dividend stream while maintaining financial flexibility through the business cycle. The dividend policy is as follows:

The PGW board will determine to pay cash dividends (both interim and final) as appropriate taking into account relevant considerations at the time including:

➢	working capital requirements;

➢	capital expenditure requirements;

➢	the cyclical nature of agricultural business recognising that the majority of revenue is generated in the second half of the financial year;

➢	the interests of shareholders;

➢	free cash-flow available for distribution; and

➢	relevant market practice.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.